May 4, 2007

Mail Stop 4561

Mr. Thomas F. Rokisky
President, Chief Executive Officer, and Director
CNB Financial Services, Inc.
101 S. Washington Street
Berkeley Springs, West Virginia 25411

Re: CNB Financial Services, Inc.
**   Form 10-K for Fiscal Year Ended December 31, 2006**
**   Filed March 30, 2007**
**   File Number: 000-30665**

Dear Mr. Rokisky:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief